Exhibit 99.2
Consolidated financial statements

Consolidated income statements

For the period ended March 31 (in millions of Canadian dollars, except share amounts) (unaudited)	Note		2025	2024
Operating revenues		3	5,930	6,011
Operating costs	3,	5	(3,372)	(3,446)
Severance, acquisition and other costs		6	(247)	(229)
Depreciation			(941)	(946)
Amortization			(331)	(316)
Finance costs
Interest expense			(423)	(416)
Net return on post-employment benefit plans		10	25	16
Impairment of assets			(9)	(13)
Other income (expense)		7	308	(38)
Income taxes			(257)	(166)
Net earnings			683	457
Net earnings attributable to:
Common shareholders			630	402
Preferred shareholders			41	47
Non-controlling interest			12	8
Net earnings			683	457
Net earnings per common share - basic and diluted		8	0.68	0.44
Weighted average number of common shares outstanding - basic (millions)		8	920.3	912.3

48 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Consolidated statements of comprehensive income

For the period ended March 31 (in millions of Canadian dollars) (unaudited)	Note	2025	2024
Net earnings		683	457
Other comprehensive income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($80) million and ($28) million for the three months ended March 31, 2025 and 2024, respectively		217	78
Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($26) million and ($115) million for the three months ended March 31, 2025 and 2024, respectively (1)	10	73	314
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended March 31, 2025 and 2024		2	(9)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($1) million and ($6) million for the three months ended March 31, 2025 and 2024, respectively		4	16
Other comprehensive income		296	399
Total comprehensive income		979	856
Total comprehensive income attributable to:
Common shareholders		928	800
Preferred shareholders		41	47
Non-controlling interest		10	9
Total comprehensive income		979	856
(1)The discount rate used to value our post-employment benefit obligations at March 31, 2025 and at December 31, 2024 was 4.7%. The discount rate used to value our post-employment benefit obligations at March 31, 2024 was 4.9% compared to 4.6% at December 31, 2023.

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash		1,049	1,572
Cash equivalents		3	—
Short-term investments		—	400
Trade and other receivables		4,042	4,489
Inventory		422	420
Contract assets		495	477
Contract costs		753	702
Prepaid expenses		344	259
Other current assets		593	524
Assets held for sale		79	80
Total current assets		7,780	8,923
Non-current assets
Contract assets		279	282
Contract costs		911	888
Property, plant and equipment		29,777	30,001
Intangible assets		16,817	16,786
Deferred tax assets		152	136
Investments in associates and joint ventures		337	341
Post-employment benefit assets	10	3,647	3,578
Other non-current assets		2,292	2,289
Goodwill		10,170	10,261
Total non-current assets		64,382	64,562
Total assets		72,162	73,485
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,134	4,507
Contract liabilities		773	774
Interest payable		284	392
Dividends payable		944	933
Current tax liabilities		137	42
Debt due within one year	9	5,323	7,669
Liabilities held for sale		525	529
Total current liabilities		12,120	14,846
Non-current liabilities
Contract liabilities		369	350
Long-term debt	9	33,869	32,835
Deferred tax liabilities		5,335	5,244
Post-employment benefit obligations	10	1,189	1,204
Other non-current liabilities		1,661	1,646
Total non-current liabilities		42,423	41,279
Total liabilities		54,543	56,125
Contingency	14
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	3,481	3,533
Common shares	12	21,174	20,860
Contributed surplus	12	1,271	1,278
Accumulated other comprehensive income (loss)		45	(159)
Deficit		(8,638)	(8,441)
Total equity attributable to BCE shareholders		17,333	17,071
Non-controlling interest		286	289
Total equity		17,619	17,360
Total liabilities and equity		72,162	73,485
50 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the period ended March 31, 2025 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2024		3,533	20,860	1,278	(159)	(8,441)	17,071	289	17,360
Net earnings		—	—	—	—	671	671	12	683
Other comprehensive income		—	—	—	225	73	298	(2)	296
Total comprehensive income		—	—	—	225	744	969	10	979
Common shares issued under dividend reinvestment plan	12	—	314	—	—	—	314	—	314
Other share-based compensation		—	—	(22)	—	26	4	—	4
Repurchase of preferred shares	12	(52)	—	15	—	—	(37)	—	(37)
Dividends declared on BCE common and preferred shares		—	—	—	—	(967)	(967)	—	(967)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(13)	(13)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(21)	—	(21)	—	(21)
Balance at March 31, 2025		3,481	21,174	1,271	45	(8,638)	17,333	286	17,619

	Attributable to BCE shareholders
For the period ended March 31, 2024 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2023	3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net earnings	—	—	—	—	449	449	8	457
Other comprehensive income	—	—	—	84	314	398	1	399
Total comprehensive income	—	—	—	84	763	847	9	856
Other share-based compensation	—	—	(32)	—	(3)	(35)	—	(35)
Repurchase of preferred shares	(53)	—	15	—	—	(38)	—	(38)
Dividends declared on BCE common and preferred shares	—	—	—	—	(958)	(958)	—	(958)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(14)	(14)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	4	—	4	—	4
Balance at March 31, 2024	3,614	20,859	1,241	46	(5,711)	20,049	323	20,372

Consolidated statements of cash flows

For the period ended March 31 (in millions of Canadian dollars) (unaudited)	Note	2025	2024
Cash flows from operating activities
Net earnings		683	457
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	247	229
Depreciation and amortization		1,272	1,262
Post-employment benefit plans cost	10	29	44
Net interest expense		397	384
Impairment of assets		9	13
Losses on investments		2	6
Income taxes		257	166
Contributions to post-employment benefit plans		(18)	(18)
Payments under other post-employment benefit plans		(14)	(16)
Severance and other costs paid		(81)	(46)
Interest paid		(561)	(448)
Income taxes paid (net of refunds)		(74)	(335)
Acquisition and other costs paid		(8)	(15)
Net change in operating assets and liabilities		(569)	(551)
Cash flows from operating activities		1,571	1,132
Cash flows used in investing activities
Capital expenditures		(729)	(1,002)
Decrease in short-term investments		400	300
Business acquisitions		1	(82)
Spectrum licences		—	(104)
Other investing activities		(11)	(10)
Cash flows used in investing activities		(339)	(898)
Cash flows used in financing activities
(Decrease) increase in notes payable		(1,131)	979
Issue of long-term debt	9	4,437	2,191
Repayment of long-term debt	9	(4,256)	(2,113)
Purchase of shares for settlement of share-based payments		(64)	(104)
Repurchase of preferred shares	12	(37)	(38)
Cash dividends paid on common shares		(602)	(883)
Cash dividends paid on preferred shares		(39)	(46)
Cash dividends paid by subsidiaries to non-controlling interest		(13)	(14)
Other financing activities		(47)	(18)
Cash flows used in financing activities		(1,752)	(46)
Net (decrease) increase in cash		(523)	242
Cash at beginning of period		1,572	547
Cash at end of period		1,049	789
Net increase (decrease) in cash equivalents		3	(54)
Cash equivalents at beginning of period		—	225
Cash equivalents at end of period		3	171
52 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2024 annual consolidated financial statements, approved by BCE’s board of directors on March 6, 2025.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet, streaming services, and television (TV) services to residential, business and wholesale customers in Canada through our Bell Communication and Technology Services (Bell CTS) segment. Our Bell Media segment holds a portfolio of assets providing premium video, audio, out-of-home (OOH) advertising, and digital media services to customers nationally across Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on May 7, 2025. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2024.
These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.
Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the consolidated income statements (income statements) of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with environmental, social and corporate governance (ESG) and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

Note 3     Segmented information
Our results are reported in two segments: Bell CTS and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended March 31, 2025 and 2024.

For the three month period ended March 31, 2025	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,481	691	—	5,172
Inter-segment service revenues		7	84	(91)	—
Operating service revenues		4,488	775	(91)	5,172
External/Operating product revenues		758	—	—	758
Total external revenues		5,239	691	—	5,930
Total inter-segment revenues		7	84	(91)	—
Total operating revenues		5,246	775	(91)	5,930
Operating costs	5	(2,847)	(616)	91	(3,372)
Adjusted EBITDA (1)		2,399	159	—	2,558
Severance, acquisition and other costs	6				(247)
Depreciation and amortization					(1,272)
Finance costs
Interest expense					(423)
Net return on post-employment benefit plans	10				25
Impairment of assets					(9)
Other income	7				308
Income taxes					(257)
Net earnings					683
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the three month period ended March 31, 2024	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,550	642	—	5,192
Inter-segment service revenues		6	83	(89)	—
Operating service revenues		4,556	725	(89)	5,192
External/Operating product revenues		819	—	—	819
Total external revenues		5,369	642	—	6,011
Total inter-segment revenues		6	83	(89)	—
Total operating revenues		5,375	725	(89)	6,011
Operating costs	5	(2,927)	(608)	89	(3,446)
Adjusted EBITDA (1)		2,448	117	—	2,565
Severance, acquisition and other costs	6				(229)
Depreciation and amortization					(1,262)
Finance costs
Interest expense					(416)
Net return on post-employment benefit plans	10				16
Impairment of assets					(13)
Other expense	7				(38)
Income taxes					(166)
Net earnings					457
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

54 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Revenues by services and products
The following table presents our revenues disaggregated by type of services and products.

For the period ended March 31	2025	2024
Services (1)
Wireless voice and data	1,749	1,774
Wireline data	2,014	2,012
Wireline voice	629	683
Media (2)	701	642
Other wireline services	79	81
Total services	5,172	5,192
Products (3)
Wireless	624	684
Wireline	134	135
Total products	758	819
Total operating revenues	5,930	6,011
(1)Our service revenues are generally recognized over time.
(2)Includes Crave direct-to-consumer revenues.
(3)Our product revenues are generally recognized at a point in time.

Note 4     Business acquisitions
Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment.
Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 advertising displays in Québec and Ontario. Subsequent to quarter end, in April 2025, Bell Media completed the sale of these advertising displays for proceeds of $14 million.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	40
Other non-cash working capital	7
Assets held for sale	16
Property, plant and equipment	290
Finite-life intangible assets	17
Other non-current assets	30
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(10)
Long-term debt	(100)
Deferred tax liabilities	(41)
Other non-current liabilities	(7)
209
Cash and cash equivalents	11
Fair value of net assets acquired	220
Goodwill (1)	209
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of cash-generating units (CGUs).

56 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Acquisition of Stratejm
On July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million ($73 million net of cash acquired) and additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS segment.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration paid	78
Contingent consideration (1)	11
Total cost to be allocated	89
Trade and other receivables	6
Other non-cash working capital	2
Finite-life intangible assets	21
Other non-current assets	1
Trade payables and other liabilities	(3)
Contract liabilities	(7)
Deferred tax liabilities	(6)
14
Cash and cash equivalents	5
Fair value of net assets acquired	19
Goodwill (2)	70
(1)Contingent consideration is estimated to be $11 million at March 31, 2025.
(2)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.

Note 5     Operating costs

For the period ended March 31	Note	2025	2024
Labour costs
Wages, salaries and related taxes and benefits		(982)	(1,082)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(54)	(60)
Other labour costs (1)		(223)	(246)
Less:
Capitalized labour		259	291
Total labour costs		(1,000)	(1,097)
Cost of revenues (2)		(1,890)	(1,875)
Other operating costs (3)		(482)	(474)
Total operating costs		(3,372)	(3,446)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6     Severance, acquisition and other costs

For the period ended March 31	2025	2024
Severance	(231)	(234)
Acquisition and other	(16)	5
Total severance, acquisition and other costs	(247)	(229)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7     Other income (expense)

For the period ended March 31	Note	2025	2024
Early debt redemption gains	9	266	—
Interest income		26	32
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		1	(90)
Equity income from investments in associates and joint ventures
Operations		—	15
Losses on retirements and disposals of property, plant and equipment and intangible assets		(3)	(7)
Losses on investments		(2)	(6)
Other		20	18
Total other income (expense)		308	(38)

Note 8     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the period ended March 31	2025	2024
Net earnings attributable to common shareholders - basic	630	402
Dividends declared per common share (in dollars)	0.9975	0.9975
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	920.3	912.3
Assumed exercise of stock options (1)	—	—
Weighted average number of common shares outstanding - diluted (in millions)	920.3	912.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 5,503,174 for the first quarter of 2025, compared to 6,599,815 for the first quarter of 2024.

58 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Note 9     Debt
On March 27, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $174 million in U.S. dollars ($249 million in Canadian dollars) of its 4.300% Series US-2 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on July 29, 2049
•a principal amount of $79 million in U.S. dollars ($112 million in Canadian dollars) of its 3.650% Series US-4 Notes, that had an outstanding principal amount of $500 million in U.S. dollars ($713 million in Canadian dollars), which mature on March 17, 2051
•a principal amount of $183 million in U.S. dollars ($261 million in Canadian dollars) of its 2.150% Series US-5 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on February 15, 2032
•a principal amount of $191 million in U.S. dollars ($273 million in Canadian dollars) of its 3.200% Series US-6 Notes, that had an outstanding principal amount of $650 million in U.S. dollars ($927 million in Canadian dollars), which mature on February 15, 2052
•a principal amount of $217 million in U.S. dollars ($310 million in Canadian dollars) of its 3.650% Series US-7 Notes, that had an outstanding principal amount of $750 million in U.S. dollars ($1,070 million in Canadian dollars), which mature on August 15, 2052 for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars).
In addition, on the same date, Bell Canada repurchased, pursuant to a tender offer, a principal amount of $1,131 million of its 3.50% Series M-51 Medium-term notes (MTN) debentures, that had an outstanding principal amount of $1,250 million, which mature on September 30, 2050, for a cash purchase price of $896 million.
As a result of these cash tender offers, in Q1 2025, we recognized early debt redemption gains of $266 million, which were recorded in Other income (expense) in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities and losses on terminated cross currency interest rate swaps.
On March 27, 2025, Bell Canada issued, under its Canadian subordinated trust indenture dated as of March 27, 2025 as supplemented and amended from time to time (2025 Canadian Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series C (Series C Notes) with a principal amount of $1,250 million, which initially bear interest at an annual rate of 5.625% and reset every five years starting on March 27, 2030 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625%, which mature on March 27, 2055. Bell Canada may redeem the Series C Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset date.
On February 18, 2025, Bell Canada issued, under its U.S. subordinated trust indenture dated as of February 18, 2025 as supplemented and amended from time to time (2025 U.S. Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series A (Series A Notes), with a principal amount of $1,000 million in U.S. dollars ($1,416 million in Canadian dollars), which initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%, which mature on September 15, 2055. Additionally, on the same date, Bell Canada issued, under its 2025 U.S. Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series B (Series B Notes), with a principal amount of $1,250 million in U.S. dollars ($1,771 million in Canadian dollars), which initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%, which mature on September 15, 2055. Bell Canada may redeem either of the Series A Notes or Series B Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The Series A Notes and Series B Notes have been hedged for foreign currency and interest rate fluctuations with foreign exchange swaps having maturity dates in 2025 and cross currency interest rate swaps having maturity dates in 2030 and 2035. See Note 11, Financial assets and liabilities, for additional details.
The Series A Notes, Series B Notes and Series C Notes are fully and unconditionally guaranteed by BCE.
Credit facilities
On November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million unsecured term loan facility (Ziply Term Facility) denominated in U.S. dollars ($5,319 million in Canadian dollars) that can be drawn to finance the acquisition of Northwest Fiber Holdco LLC (doing business as Ziply Fiber). In Q1 2025 and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,387 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,735 million in U.S. dollars ($3,932 million in Canadian dollars).

Subsequent to quarter end, Bell Canada made further reductions of $225 million in U.S. dollars ($314 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,510 million in U.S. dollars ($3,618 million in Canadian dollars).
Subsequent to quarter end, on April 14, 2025, Bell Canada entered into a $700 million in U.S. dollars ($972 million in Canadian dollars) unsecured committed term loan agreement to finance certain purchase obligations. A first loan advance in the amount of $228 million in U.S. dollars ($315 million in Canadian dollars) was made on April 29, 2025. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advance made on April 29, 2025 has been hedged for foreign currency fluctuations.
Principal lease payments
Total principal payment on lease liabilities included in Repayment of long-term debt in the consolidated statements of cash flows was $304 million and $297 million for the periods ended March 31, 2025 and March 31, 2024, respectively.

Note 10     Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

For the period ended March 31	2025	2024
DB pension	(30)	(33)
DC pension	(40)	(43)
Less:
Capitalized benefit plans cost	16	16
Total post-employment benefit plans service cost	(54)	(60)
Components of post-employment benefit plans financing income

For the period ended March 31	2025	2024
DB pension	33	24
OPEBs	(8)	(8)
Total net return on post-employment benefit plans	25	16

60 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

Note 11     Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the consolidated statements of financial position (statements of financial position).

			March 31, 2025		December 31, 2024
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value (1)
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	31,282	29,761	31,247	30,022
(1)We have reclassified amounts from the previous period to make them consistent with the presentation of the current period.
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
March 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	881	37	—	844
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(353)	—	(353)	—
Other	Other non-current assets	233	—	233	—
December 31, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	877	35	—	842
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(368)	—	(368)	—
Other	Other non-current assets	225	—	225	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive income (loss) to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2025, following the repurchase of a portion of certain debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $174 million in U.S. dollars ($235 million in Canadian dollars) relating to our Series US-2 Notes, $79 million in U.S. dollars ($100 million in Canadian dollars) relating to our Series US-4 Notes, $183 million in U.S. dollars ($230 million in Canadian dollars) relating to our Series US-5 Notes, $191 million in U.S. dollars ($241 million in Canadian dollars) relating to our Series US-6 Notes and $217 million in U.S. dollars ($276 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $110 million, reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes and Series B Notes described below. See Note 9, Debt for additional details.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,000 million in U.S. dollars ($1,398 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. Also in 2025, we terminated a portion of these foreign exchange swaps with a notional amount $422 million in U.S. dollars ($590 million in Canadian dollars). The fair value of the foreign exchange swaps at the date of termination was $5 million. The fair value of the remaining foreign exchange swaps with a notional amount of $578 million in U.S. dollars ($808 million in Canadian dollars) at March 31, 2025 was $14 million recognized in Other current assets in the statements of financial position.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,250 million in U.S. dollars ($1,769 million in Canadian dollars) to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The foreign exchange swaps matured in 2025. The fair value of the foreign exchange swaps at maturity was $13 million. Subsequently, we entered into foreign exchange swaps with a notional amount of $828 million in U.S. dollars ($1,167 million in Canadian dollars), maturing in 2025 to hedge the U.S. currency exposure of our Series B Notes. The fair value of the foreign exchange swaps at March 31, 2025 was $13 million recognized in Other current assets in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $422 million in U.S. dollars ($651 million in Canadian dollars), maturing in 2030, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. The fair value of the cross currency interest rate swaps at March 31, 2025, which reflects an initial net liability of $55 million on termination of the cross currency swaps noted above, was a net liability of $52 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $422 million in U.S. dollars ($649 million in Canadian dollars), maturing in 2035 to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The fair value of the cross currency interest rate swaps at March 31, 2025, which reflects an initial net liability of $55 million on termination of the cross currency swaps noted above, was a net liability of $52 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
The following table provides details on our outstanding foreign currency forward contracts and options at March 31, 2025.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,119	CAD	1,605	2025	Loans
Cash flow	USD	705	CAD	1,015	2025	Commercial paper
Cash flow	USD	521	CAD	678	2025	Anticipated purchases
Cash flow	PHP	2,411	CAD	56	2025	Anticipated purchases
Cash flow	USD	539	CAD	715	2026	Anticipated purchases
Economic	USD	676	CAD	925	2025	Anticipated purchases
Economic - swaps	CAD	423	USD	302	2025	Anticipated purchases
Economic - options (2)	USD	585	CAD	804	2025	Anticipated purchases
Economic - call options	USD	386	CAD	522	2025	Anticipated purchases
Economic - put options	USD	621	CAD	831	2025	Anticipated purchases
Economic - swaps	USD	102	CAD	140	2026	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	150	CAD	197	2026	Anticipated purchases
Economic - swaps	USD	200	CAD	275	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $58 million (loss of $184 million) recognized in net earnings at March 31, 2025 and a gain of $140 million (loss of $127 million) recognized in Other comprehensive income at March 31, 2025, with all other variables held constant.
Interest rate exposures
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2030, to hedge the fair value of our Series A Notes maturing in 2055. The fair value of the interest rate swaps at March 31, 2025 was a net asset of $3 million recognized in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2035, to hedge the fair value of our Series B Notes maturing in 2055. The fair value of the interest rate swaps at March 31, 2025 was a net asset $5 million recognized in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.
62 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT

In 2025, we terminated interest rate floors expiring in 2029 with a notional amount of $350 million used to hedge economically the interest cost of our Series M-62 MTN debentures maturing in 2029. In 2025, we also terminated interest rate swaps expiring in 2029 with a notional amount of $105 million used to hedge the fair value of our Series M-62 MTN debentures. The fair value of the interest rate floors and interest rate swaps at the date of termination was nil.
In 2025, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $423 million, maturing in 2055, to hedge the interest rate exposure on future debt issuances. The fair value of the forward starting interest rate swaps at March 31, 2025 was a liability of $13 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into and subsequently terminated forward starting cross currency basis rate swaps with a notional amount of $350 million in U.S. dollars ($500 million in Canadian dollars) to hedge economically the basis rate on the termination of the cross currency interest rate swaps noted above. The fair value of the forward starting cross currency basis rate swaps at the date of termination was a liability of $3 million.
A 1% increase (decrease) in interest rates would result in a gain of $1 million (loss of $5 million) recognized in net earnings and a gain of $55 million (loss of $72 million) recognized in Other comprehensive income for the three months ended March 31, 2025, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2025 and December 31, 2024 was a net liability of $414 million and $429 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A gain (loss) of $1 million and ($90 million) for the three months ended March 31, 2025 and 2024, respectively, relating to these equity forward contracts is recognized in Other income (expense) in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $18 million recognized in net earnings at March 31, 2025, with all other variables held constant.

Note 12     Share capital
Normal course issuer Bid for BCE First Preferred Shares
In Q1 2025, BCE repurchased and canceled 2,087,005 First Preferred Shares with a stated capital of $52 million for a total cost of $37 million. The remaining $15 million was recorded to contributed surplus.
Subsequent to quarter end, BCE repurchased and canceled 1,829,690 First Preferred Shares with a stated capital of $46 million for a total cost of $31 million. The remaining $15 million was recorded to contributed surplus.
Conversion of First Preferred Shares
On February 1, 2025, 8,050 of BCE’s fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2025, 2,479,334 of BCE’s Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares.
Discounted Treasury Dividend Reinvestment Plan
On January 15, 2025, 9,540,786 common shares were issued from treasury under BCE's Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) to shareholders of record on December 16, 2024 holding 308,654,258 common shares, for $314 million.
Subsequent to quarter end, on April 15, 2025, 10,701,213 common shares were issued from treasury under the DRP to shareholders of record on March 14, 2025 holding 312,818,741 common shares, for $319 million.
On May 7, 2025, the Board determined that common shares distributed under the DRP will no longer be issued from treasury at a 2% discount to the average market price and will rather be purchased by BCE's agent, TSX Trust Company (the DRP Agent), on the secondary market with cash provided by BCE. The modifications will be effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice.

Note 13     Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

For the period ended March 31	2025	2024
Restricted share units (RSUs) and performance share units (PSUs)	(29)	(25)
Employee savings plan and deferred share units	(8)	(9)
Total share-based payments	(37)	(34)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended March 31, 2025.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2025	3,578,900
Granted	1,762,430
Dividends credited	109,710
Settled	(1,138,895)
Forfeited	(23,856)
Outstanding, March 31, 2025	4,288,289
Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2025	6,545,819	61
Forfeited or expired	(1,042,645)	57
Outstanding and exercisable, March 31, 2025	5,503,174	62

Note 14     Contingency
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statements.
While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada. On March 27, 2025, the Supreme Court of Canada dismissed TekSavvy’s application for leave to appeal. The decision was also challenged in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.
64 BCE Inc. 2025 FIRST QUARTER SHAREHOLDER REPORT